EXHIBIT 99.2

First Mining Gold Corp.

Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Presented in thousands of Canadian dollars unless otherwise noted)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of First Mining Gold Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of First Mining Gold Corp. and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of net loss and comprehensive loss, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2026

We have served as the Company’s auditor since 2017.

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

1

FIRST MINING GOLD CORP. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31, 2025 AND DECEMBER 31, 2024 (Presented in thousands of Canadian dollars unless otherwise noted)

	December 31, 2025	December 31, 2024

Assets
Current
Cash and cash equivalents	$43,346	$11,351
Assets held for sale (Note 4)	27,060	-
Marketable securities (Note 5)	2,006	2,388
Prepaid expenses and other receivables (Note 6)	1,461	1,320
Total current assets	73,873	15,059

Non-current
Mineral properties (Note 7)	251,497	256,059
Investment in PC Gold Inc. (Note 8)	21,524	21,527
Property and equipment	1,694	1,923
Other assets	204	284
Total non-current assets	274,919	279,793
TOTAL ASSETS	$348,792	$294,852

LLIABILITIES
Current
Accounts payable and accrued liabilities (Note 10)	$13,802	$7,162
Liabilities directly associated with assets held for sale (Note 4)	373	-
Current portion of lease liability	78	46
Flow-through share premium liability (Note 11)	1,280	977
Provision for environmental remediation (Note 7(a))	2,806	1,756
Option - PC Gold (Note 8)	4,692	3,974
Current portion of other liabilities	200	400
Total current liabilities	22,231	14,315

Non-current
Lease liability	97	175
Provision for environmental remediation (Note 7(a))	-	1,279
Pickle Crow reclamation liability (Note 8)	151	151
Silver Stream derivative liability (Note 9)	107,260	34,414
Other liabilities	-	76
Total non-current liabilities	107,508	36,095
TOTAL LIABILITIES	$130,739	$50,410

SHAREHOLDERS’ EQUITY
Share capital (Note 12)	418,169	373,630
Warrant and share-based payment reserve (Note 12)	62,866	57,113
Accumulated other comprehensive loss	(4,168)	(5,406)
Accumulated deficit	(258,814)	(180,895)
Total shareholders’ equity	218,053	244,442
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$348,792	$294,852
Nature of Operations Subsequent Events (Note 20)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these consolidated annual financial statements.

2

FIRST MINING GOLD CORP. CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (Presented in thousands of Canadian dollars unless otherwise noted)

	Years ended December 31,
	2025	2024

OPERATING EXPENSES
General and administration	$5,103	$4,673
Exploration and evaluation	1,142	794
Investor relations and marketing communications	2,017	1,540
Corporate development and due diligence	1,006	783
Impairment of non-current assets (Note 4)	6,426	11,955
Loss from operational activities	(15,694)	(19,745)

OTHER ITEMS
Interest and other income	(3,382)	(1,178)
Fair value (gain)/loss on marketable securities	(3)	13
Foreign exchange loss/(gain)	294	(263)
Other expenses	77	132
Fair value loss on Silver Stream liability (Note 9)	66,979	119
Fair value loss/(gain) on PC Gold Option (Note 8)	718	(602)
Gain on sale of Hope Brook Project (Note 7(b))	(1,016)	(605)
Loss before income taxes	$(79,361)	$(17,361)
Deferred income tax recovery (Note 15)	1,442	2,047
Net loss for the year	$(77,919)	$(15,314)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to net(income)/ loss:
Fair value gain/(loss) on marketable securities (Note 5)	1,238	(845)
Other comprehensive income/(loss)	1,238	(845)

Net loss and other comprehensive loss for the year	$(76,681)	$(16,159)
Loss per share
Basic and diluted	$(0.07)	$(0.02)
Weighted average number of shares outstanding
Basic	1,170,429,042	971,527,681
Diluted	1,179,315,682	975,774,511

 The accompanying notes are an integral part of these consolidated annual financial statements.

3

FIRST MINING GOLD CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (Presented in thousands of Canadian dollars unless otherwise noted)

	Years ended December 31,
	2025	2024

Cash flows from operating activities
Net loss for the period	$(77,919)	$(15,314)
Adjustments for non-cash items:
Share-based payments (Note 12(d))	1,595	1,619
Depreciation	449	486
(Gain)/loss on sale of marketable securities	(3)	13
Impairment of non-current asset	6,426	11,955
Gain on investment reclassification	-	(145)
Fair value loss on Silver Stream derivative liability (Note 9)	66,979	119
Accrued interest receivable	(4)	(24)
Other expenses	24	719
Unrealized foreign exchange (gain)/loss	334	(222)
Deferred income tax recovery	(1,442)	(2,047)
Shares issued for marketing service	38	-
Equity gain and fair value adjustment of equity accounted investments	(1,016)	(605)
Fair value loss/(gain) on PC Gold Option	718	(602)
Operating cash flows before movements in working capital	(3,821)	(4,048)
Net change in non-cash working capital items:
Decrease/(Increase) in accounts and other receivables	92	(280)
Decrease/(Increase) in prepaid expenditures	(20)	63
(Decrease)/Increase in accounts payables and accrued liabilities	(3,644)	313
Total cash used in operating activities	$(7,393)	$(3,952)
Cash flows from investing activities
Mineral property expenditures (Note 7)	(19,456)	(20,777)
Proceeds from sale of marketable securities (Note 5)	2,743	3,228
Proceeds from sale of mineral property (Note 7(b))	3,000	-
Property and equipment purchases	(151)	(218)
Cash expended in acquisitions of mineral properties	(400)	(100)
Total cash used by investing activities	$(14,264)	$(17,867)
Cash flows from financing activities
Gross proceeds from public offering and private placements (Note 12(b))	36,438	14,303
Share issuance cost	(1,604)	(560)
Gross proceeds from bought deal financing (Note 12(b))	-	8,050
Bought deal financing share issuance cost	-	(887)
Proceeds from exercise of options and warrants	12,063	-
Repayment of lease liability	(46)	(142)
Finance costs paid for lease liability	(20)	(27)
Cash received from Silver Stream	7,155	-
Total cash provided by financing activities	$53,986	$20,737
Foreign exchange effect on cash	(334)	222
Change in cash and cash equivalents	31,995	(860)
Cash and cash equivalents, beginning	11,351	12,211
Cash and cash equivalents, ending	$43,346	$11,351
Cash	43,177	8,904
Term deposits	169	2,447
Cash and cash equivalents, ending	$43,346	$11,351

 The accompanying notes are an integral part of these consolidated annual financial statements.

4

FIRST MINING GOLD CORP. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR YEARS ENDED DECEMBER 31, 2025 AND 2024 (Presented in thousands of Canadian dollars, except share and per share amounts)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2023	916,414,375	$354,913	$26,453	$27,170	$(4,561)	$(165,581)	$238,394
Proceeds from private placement	41,212,121	6,950	-	-	-	-	6,950
Shares issued for finders’ fee	2,740,376	345	-	-	-	-	345
Private placement share issuance cost	-	(411)	-	-	-	-	(411)
Flow-through share premium liability	-	(1,798)	-	-	-	-	(1,798)
Proceeds from bought deal financing	59,629,800	7,114	936	-	-	-	8,050
Bought deal financing share issuance cost	-	(784)	(103)	-	-	-	(887)
Proceeds from non-brokered private placement	54,463,706	6,523	830	-	-	-	7,353
Non-brokered private placement share issuance cost	-	(132)	(17)	-	-	-	(149)
Shares issued on acquisition of mineral properties and property, plant and equipment	4,309,201	636	-	(198)	-	-	438
Settlement of restricted share units	1,094,168	274	-	(274)	-	-	-
Share-based payments	-	-	-	2,316	-	-	2,316
Loss for the period	-	-	-	-	-	(15,314)	(15,314)
Other comprehensive loss	-	-	-	-	(845)	-	(845)
Balance as at December 31, 2024	1,079,863,747	$373,630	$28,099	$29,014	$(5,406)	$(180,895)	$244,442
Proceeds from public offering and private placement	195,020,000	32,189	4,249	-	-	-	36,438
Share issuance costs	-	(1,604)	-	-	-	-	(1,604)
Flow-through share premium liability	-	(1,745)	-	-	-	-	(1,745)
Shares issued pursuant to exercise of options	8,012,500	1,740	-	(583)	-	-	1,157
Shares issued pursuant to exercise of warrants	53,808,847	12,847	(1,941)	-	-	-	10,906
Shares issued on acquisition of mineral property tenure	1,962,535	384	-	-	-	-	384
Shares issued for marketing service	818,000	115	-	-	-	-	115
Common Share Obligation	-	-	-	978	-		978
Silver Stream warrant revaluation (Note 9)	-	-	1,287	-	-	-	1,287
PSU reassessment for 2022 grant	-	-	-	(180)	-	-	(180)
Settlement of restricted share units	3,511,533	433	-	(433)	-	-	-
Settlement of performance share units	758,000	180	-	(180)	-	-	-
Share-based payments	-	-	-	2,556	-	-	2,556
Loss for the period	-	-	-	-	-	(77,919)	(77,919)
Other comprehensive income	-	-	-	-	1,238	-	1,238
Balance as at December 31, 2025	1,343,755,162	$418,169	$31,694	$31,172	$(4,168)	$(258,814)	$218,053

 The accompanying notes are an integral part of these consolidated annual financial statements.

5

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX” under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005 and changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced projects being the Springpole Gold Project in northwestern Ontario and the Duparquet Gold Project in the Abitibi region of Québec. In addition, the Company holds a 30% interest in PC Gold Inc., the legal entity which holds the Pickle Crow gold project which is being advanced by FireFly Metals Ltd. (“FireFly Metals”).

The Company’s annual consolidated financial statements (“financial statements”) have been prepared on a going concern basis, which contemplates that the Company will be able to continue its operations for at least twelve months from December 31, 2025 and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has not generated revenue from operations to date and may require additional financing or outside participation to undertake further advanced exploration of its mineral properties.

2. BASIS OF PRESENTATION

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS® Accounting Standards") as issued by the International Accounting Standards Board.

The financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are presented in thousands of Canadian dollars. These consolidated annual financial statements include the accounts of the Company and its subsidiaries. The functional currency of the Company and its subsidiaries is the Canadian dollar.

The accounts of material subsidiaries are prepared for the same reporting period as the parent company. All subsidiaries apply consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The following table highlights the Company’s material subsidiaries with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”) Birch-Uchi Projects (“Birch-uchi”)	Northwestern Ontario, Canada
Duparquet Gold Mines Inc.	100%	Duparquet Gold Project (“Duparquet”) Central Duparquet (“Duparquet”) Duquesne Gold Project (“Duquesne”) Pitt Gold Project (“Pitt”)	Québec, Canada

These financial statements were approved by the Board of Directors on March 30, 2026.

6

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

3. MATERIAL AND OTHER ACCOUNTING POLICIES

These financial statements have been prepared using the following accounting policies:

a) Financial Instruments

(i) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, at the time of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives), or the Company has opted to measure them at FVTPL.

(ii) Measurement

Financial assets at FVTOCI

Investments in equity instruments designated at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management elected to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

(iii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for a financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company recognizes profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

7

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

3. MATERIAL AND OTHER ACCOUNTING POLICIES (continued)

(iv) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

b) Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturities of these instruments.

c) Assets Held for Sale

The Company has accounted for assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations. Items classified as assets held for sale are non-current assets and liabilities that will be recovered principally through a sale transaction rather than continual use. This condition is satisfied when the asset is available for immediate sale in its present condition, management is committed to the sale, and it is highly probable to occur within a 12-month period. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less selling costs and, if significant, are presented separately from other assets as current assets, with liabilities associated with assets held for sale presented separately as current liabilities, in the consolidated statements of financial position.

d) Mineral Properties

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as mineral concession taxes, option payments, wages and salaries, surveying, geological consulting and laboratory costs, field supplies, travel and administration. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they are incurred.

The Company may occasionally enter into option or royalty arrangements, whereby the Company will transfer part of its mineral properties, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

8

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

3. MATERIAL AND OTHER ACCOUNTING POLICIES (continued)

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of extracting a mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are tested for impairment before the assets are transferred to mineral properties and mine development costs.

e) Impairment of Non-Financial Assets

Mineral properties are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. Any impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-generating units). As a result, some assets may be tested individually for impairment, and some are tested at a cash-generating unit level.

Impairment reviews for the Company’s exploration and evaluation stage mineral properties are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review for an exploration and evaluation asset is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

•	The right to explore the area has expired or will expire in the near future with no expectation of renewal;

•	Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;

•	No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and

•	Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

f) Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and, where applicable, the initial estimation of any asset retirement obligation. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

9

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

3. MATERIAL AND OTHER ACCOUNTING POLICIES (continued)

Depreciation is recognized in profit or loss on a straight-line basis over the following estimated useful lives:

Buildings	10 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Computer equipment	3 years
Computer software	1 year

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

g) Environmental Reclamation Provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The present value of the estimated costs of legal and constructive obligations required to restore the exploration sites is recognized in the year in which the obligation is incurred.

The nature of the reclamation activities includes restoration and revegetation of the affected exploration sites.

When a liability is recognized, the present value of the estimated costs (discounted using a risk-free rate) is capitalized by increasing the carrying amount of the related exploration property. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

Additional environmental disturbances or changes in reclamation costs will be recognized as additions to the corresponding assets and reclamation provision in the period in which they occur.

h) Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

10

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

3. MATERIAL AND OTHER ACCOUNTING POLICIES (continued)

i) Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Consideration received from financings involving units consisting of common shares and warrants is allocated to the share capital and the warrant reserve accounts using the relative fair value method. As prescribed by this method, the consideration is allocated to the value of share capital and warrant reserve on a pro rata basis.

j) Loss per Share

Basic loss per share is calculated by dividing the net loss for the period by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect. In periods when the Company has generated a net loss, stock options and share purchase warrants are not included in the computation of diluted loss per share as they are anti-dilutive.

k) Share-based Payments

Stock options

Where equity-settled share options are granted to employees, the fair value of the options at the date of grant, measured using the Black-Scholes option pricing model, is charged to the statement of comprehensive loss or capitalized to mineral properties over the vesting period using the graded vesting method. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Charges for options that are forfeited before vesting are reversed from share-based payment reserve.

Where equity-settled share options are granted to non-employees, they are measured at the fair value of the goods or services received. However, if the value of goods or services received in exchange for the options cannot be reliably estimated, the options are measured using the Black-Scholes option pricing model.

Performance share units

The fair value of performance share units (“PSUs”) is measured using a Monte Carlo simulation model, based upon several assumptions, including share price volatility, the Company’s share performance and the Company’s share performance in relation to its peers (See Note 12(g)). The cost is recorded over the vesting period within equity until settled.

11

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

3. MATERIAL AND OTHER ACCOUNTING POLICIES (continued)

Deferred share units and restricted share units

Deferred share units (“DSUs”) and restricted share units (“RSUs”) are measured based on the fair value at the grant date. The cost is recorded over the vesting period within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

All equity-settled share-based payments are reflected in the share-based payment reserve, until exercised.

Upon exercise, shares are issued from treasury and the amount reflected in share-based payment reserve is credited to share capital, together with any consideration received.

l) Leases

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For new leases, a right-of-use asset is initially measured at the amount of the liability plus any initial direct costs. After lease commencement, the lessee will measure the right-of-use asset at cost less accumulated depreciation and accumulated impairment.

m) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segment.

n) Investments in Associates

An associate is an entity over which the Company has significant influence, and which is neither a subsidiary nor a joint arrangement.

The Company has significant influence over an entity when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control.

Under the equity method, the Company’s investment in the common shares of the associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income and losses of the associate is recognized in net income during the period.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. A significant or prolonged decline in the fair value of an equity investment below its cost is objective evidence of impairment. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use.

12

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

3. MATERIAL AND OTHER ACCOUNTING POLICIES (continued)

If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net income in the period in which the reversal occurs.

o) Accounting Policy Judgements and Estimation Uncertainty

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of the financial data requires the Company’s management to make estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The following discusses accounting policy judgments and the sources of estimation uncertainty:

(i) Accounting Policy Judgements

Mineral Property Impairment Indicators

In accordance with the Company’s accounting policy for mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

(ii) Accounting Policy Judgement and Estimate Uncertainty

Impairment assessments for Investments in Associates

The Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability depends on various factors, including the identification of economic recoverability of reserves at each associate’s exploration properties, the ability of each associate to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition. The publicly quoted share price of an associate, where applicable is a source of objective evidence about the recoverable amount.

Management determined that the change of control of the JV partner was an indicator of impairment, The recoverable amount was estimated using the fair value less cost of disposal benchmark implied by the February 2026 Bellavista transaction (note 20). Level 3 classification applied due to probability-weighted performance rights (note 8).

13

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

3. MATERIAL AND OTHER ACCOUNTING POLICIES (continued)

Fair Value Investment – PC Gold

The Fair value less cost to disposal for the PC Gold investment incorporates unobservable inputs, including probability assessments for performance rights milestones and expected achievement timing. A possible change of ±10% in the Milestone 2 probability would result in a ±$0.5 million change in fair value, which is approximately 2% of the carrying amount. Management expects no material adjustments are expected in the next 12 months (Note 8).

(iii) Estimation Uncertainty

Fair Value of Silver Stream Derivative Liability

The determination of the fair value of the Silver Stream is an area of significant estimation uncertainty. The fair value is calculated by utilising a Monte Carlo simulation valuation model. A Monte Carlo valuation model relies on random sampling and is often used when modeling cash flows with many inputs and where there is significant uncertainty in the future value of inputs and where the movement of the inputs can be independent of each other (see Note 18). The key inputs used in the Silver Stream fair value calculation are further disclosed in Note 9. Changes in the inputs to the valuation model may result in material changes in the fair value of the silver stream derivative liability and the amount of fair value gains or losses recognized in profit or loss in future periods.

Fair Value of the Option – PC Gold

The Company has made assumptions when estimating the fair value of the PC Gold option liability which arises under the terms of the Earn-In Agreement described in Note 8. As there is no observable market data which can be used to determine the fair value of the Option - PC Gold liability, management uses property specific and market-based information to determine whether a significant change in the fair value of the option liability has occurred. The specific assumptions made are disclosed in Note 8. Changes in these assumptions can significantly affect the fair value estimate.

Impairment assessments for assets held for sale

The value of assets held for sale requires significant judgement. Illiquid markets, commodity prices, and uncertain selling costs contribute to potential variance in the final value received by the Company. The reported carrying value is assessed each reporting period (Note 4).

p) IFRS Accounting Standards and Interpretations Issued but Not Yet Effective

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. The Company has assessed these standards, including Amendments to IAS 1 - Non-current Liabilities with Covenants, and determined they do not have a material impact on the Company’s consolidated financial statement, except for potential changes in presentation and disclosure.

The following standards have been issued by the International Accounting Standards Board (“IASB”) and are not yet effective for the Company.

•	Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) (effective for annual reporting periods beginning on or after January 1, 2026):
The Company has assessed these amendments and does not expect a material impact on its consolidated financial statements.

•	IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual reporting periods beginning on or after January 1, 2027):

The Company is currently assessing the impact of IFRS 18. IFRS 18 is expected to primarily impact presentation and disclosure, including changes to required subtotals and disaggregation in the statement of profit or loss, and is not expected to impact recognition and measurement.

No standards have been early adopted in the current period, and are not expected to have a material impact on the Company’s consolidated financial statements.

14

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

4. ASSETS HELD FOR SALE

On November 20, 2025, the Company announced it entered into a definitive amalgamation agreement to sell its wholly-owned subsidiary, Cameron Gold Operations (“Cameron Gold”), which owns the Cameron Gold Project to Oronova Energy Inc. (“Oronova”) for total estimated consideration of $27.0 million comprised of $5.0 million in cash, 80,000,000 common shares of Oronova at a deemed value of $0.25 per share and a future cash payment of at least $2.0 million in cash that will be made upon the processing of a stockpile at Cameron pursuant to a stockpile agreement. Accordingly, as of December 31, 2025, the Company reclassified $27.0 million from mineral properties to assets held for sale (Note 7). The assets reclassified as assets held for sale are measured at the lower of carrying amount and fair value less costs to sell. As a result, a non-cash impairment loss of $6.4 million was recognized in the Statements of Net Loss and Comprehensive Loss. The disposal did not meet the criteria to be presented as a discontinued operation. The transaction closed on March 10, 2026 (Note 20).

Disposal group held for sale – Cameron Gold	December 31, 2025
Assets
Mineral properties	$27,016
Cash	23
Other (Accounts receivables, prepaid, etc.)	10
Property and equipment held for sale	11
Total assets held for sale	$27,060

Liabilities
Accounts payable	137
Accrued liabilities	236
Total liabilities held for sale	$373

15

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

5. MARKETABLE SECURITIES

The Company’s marketable securities are classified as FVTOCI and are carried at fair value. The movements in marketable securities during the years ended December 31, 2025 and 2024 are summarized as follows:

Total Marketable Securities (FVTOCI)
Balance as at December 31, 2023	$263
Additions	3,402
Disposals	(432)
Loss recorded in other comprehensive loss	(845)
Balance as at December 31, 2024	$2,388
Additions	1,120
Disposals	(2,743)
Gain on marketable securities	3
Gain recorded in other comprehensive income	1,238
Balance as at December 31, 2025	$2,006

The Company owns securities of publicly traded companies. The investments where the Company does not have significant influence are classified as marketable securities which are designated as FVTOCI.

As of December 31, 2025, the Company held common shares of Big Ridge Gold Corp., NexGold Mining Corp., Grid Metals Corp., and Patriot Resources Limited.

6. PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31, 2025	December 31, 2024
GST and HST receivables	$680	$694
Other receivables	7	111
Prepaid expenses	774	515
	$1,461	$1,320

16

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

7. MINERAL PROPERTIES

As at December 31, 2025 and 2024, the Company had the following mineral properties:

	Springpole	Birch-Uchi	Duparquet (Note 7(a))	Cameron (Note 4)	Hope Brook (Note 7(b))	Total
Balance as at December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059
Acquisition	5	273	5,005	-	-	5,283
Concessions, taxes, and royalties	811	-	115	22	4	952
Salaries and share-based payments	3,322	255	1,622	148	-	5,347
Drilling, exploration, and technical consulting	1,695	348	2,210	23	-	4,276
Environmental, assaying, and field supplies	10,127	74	1,550	178	-	11,929
Travel and other expenses	1,840	51	162	5	-	2,058
Total Expenditures	$17,801	$1,001	$10,664	$376	$4	$29,846
Environmental remediation	-	-	2,136	-	-	2,136
Assets held for sale	-	-	-	(27,016)	-	(27,016)
Impairment of assets held for sale	-	-	-	(6,426)	-	(6,426)
Disposal of properties	-	-	-	-	(3,102)	(3,102)
Balance as at December 31, 2025	$172,038	$11,447	$68,012	$-	$-	$251,497

	Springpole	Birch-Uchi	Duparquet (Note 7(a))	Cameron	Hope Brook (Note 7(b))	Total
Balance as at December 31, 2023	$138,957	$7,983	$48,594	$32,848	$15,852	$244,234
Acquisition	-	449	-	-	-	450
Concessions, taxes, and royalties	375	-	42	23	-	440
Salaries and share-based payments	1,899	775	1,384	124	-	4,182
Drilling, exploration, and technical consulting	1,140	790	1,817	19	-	3,766
Environmental, assaying, and field supplies	10,581	339	1,771	46	1	12,738
Travel and other expenses	1,285	109	176	6	-	1,576
Total Expenditures	$15,280	$2,463	$5,190	$218	$1	$23,152
Tax recovery and option payments received	-	-	(107)	-	(800)	(907)
Impairment	-	-	-	-	(11,955)	(11,955)
Environmental remediation	-	-	1,535	-	-	1,535
Balance as at December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059

17

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

7. MINERAL PROPERTIES (continued)

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests, the most significant of which are discussed below.

a) Duparquet Project

As at December 31, 2025, the Company’s provision for environmental remediation activities is $2,806,000 (December 31, 2024 - $3,035,000). The environmental remediation includes site preparation, construction of a storage area, construction of an access road, excavation and transportation of mining material, and site restoration and rehabilitation of the storage area. The Company has been working closely with the Ministry of Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”) and submitted a permit application to start work in 2025. During the year ended December 31, 2025, the Company incurred $2,365,000 of environmental remediation expenditures related to these activities. The environmental remediation estimate is based on the current scope of work and management’s best estimate of the remaining costs required to complete the remediation activities. During the year ended December 31, 2025, the Company recorded an increase in estimated remediation costs of $2,136,000 (December 31, 2024 - $1,535,000). The final environmental remediation cost may vary depending on additional feedback received from MELCCFP and the execution of the work.

b) Hope Brook Project

First Mining owned a 20% interest in the Hope Brook Gold Project - a joint venture with Big Ridge who owned the remaining 80% interest and is the current operator. On July 31, 2025, the Company closed a transaction with Big Ridge to sell its remaining 20% project interest in the Hope Brook Project for total consideration comprised of $3 million in cash and 7 million common shares of Big Ridge. As a result, the Company recorded a gain of $1 million on the sale through profit and loss for the year ended December 31, 2025.

8. INVESTMENT IN PC GOLD INC.

As at December 31, 2025, the Company owns a 30% interest in PC Gold Inc. and maintains significant influence, which requires the investment to be accounted for using equity accounting. As at December 31, 2025, the carrying value of the investment in PC Gold Inc. was $21,524,000 (December 31, 2024 - $21,527,000). The subsequent equity accounting for PC Gold is based on audited results that are publicly available information for the year ended June 30, 2025, and on the unaudited financial information for the six-month period ended December 31, 2025.

As at December 31, 2025, the Company has recorded an option liability of $4,692,000 (December 31, 2024 - $3,974,000), which represents the additional net dilution that would result from FireFly Metals completing its additional 10% equity interest in PC Gold Inc. Following receipt of $3,000,000 under this option, First Mining’s ownership would reduce to 20%. The FireFly Metals Earn-In Agreement requires First Mining to contribute its prorata share of environmental reclamation funding, which was 30% as at December 31, 2025.

As at December 31, 2025, the Company has recorded a liability for reclamation funding of $151,000 (December 31, 2024 - $151,000), which is in line with FireFly Metals’ estimate of the environmental reclamation provision.

On February 9, 2026, Firefly Metals Ltd. (“Firefly”) announced the sale of its 70% interest in PC Gold Inc. to Bellavista Resources Limited (“Bellavista”) for 60 million shares as upfront consideration upon completion of the Acquisition, together with 50 million performance rights as contingent consideration. In connection with this transaction, Bellavista has indicated its intention to exercise the PC Gold buydown right to increase their ownership to 80% of the Project by paying $3.0 million in cash, subject to completion of the transaction. Management performed an impairment assessment at December 31, 2025, and concluded no impairment was required as the estimated recoverable amount exceeded the carrying value of $21.5 million.

9. SILVER STREAM DERIVATIVE LIABILITY

a) Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million (approx. $30.6 million as at the closing date), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and received 30 million common share purchase warrants of First Mining (subsequently adjusted to 32 million common share purchase warrants in accordance with the terms of the Silver Purchase Agreement).

Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years (subsequently re-priced to $0.374 in accordance with the terms of the Silver Purchase Agreement). The fair value of warrants is determined using Black-Scholes option pricing model.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million (approximately C$30.8 million as at December 31, 2025) at any time prior to the commencement of production at Springpole Gold Project (the “Buy-Back Right”). A Monte Carlo simulation was performed to evaluate the buy-back option under the Silver Stream agreement.

Per the Silver Purchase Agreement, First Majestic paid US$10 million ($13.7 million) to First Mining on the July 2, 2020, closing date, with US$2.5 million ($3.3 million) paid in cash and the remaining US$7.5 million ($10.4 million) paid in 805,698 common shares of First Majestic (“Tranche 1”).

18

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

9. SILVER STREAM DERIVATIVE LIABILITY (continued)

Upon announcement of the Pre-Feasibility Study (“PFS”) on March 4, 2021, First Mining received US$7.5 million ($9.8 million) from First Majestic, with US$3.75 million ($4.8 million) paid in cash and the remaining US$3.75 million ($5.0 million) paid in 287,300 common shares of First Majestic (“Tranche 2”). The final tranche (“Tranche 3”) of US$5.0 million ($6.5 million) was to be payable by First Majestic upon First Mining receiving approval of a federal or provincial environmental assessment for the Springpole Gold Project, which was to be paid half in cash and half in shares of First Majestic. Please refer to the details of the amending agreement below.

The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project. If, upon expiration of the term of the Silver Purchase Agreement, the Company has not sold to First Majestic an amount of silver sufficient to reduce the Advance Payment to nil, then a refund of the uncredited balance, without interest will be due and owing by the Company to First Majestic. The silver delivered to First Majestic may be sourced from the Springpole Gold Project, or the Company may substitute any required refined silver with refined silver from a source other than the Springpole Gold Project, with the exception of silver purchased on a commodity exchange.

On March 28, 2025, the Company received the final payment of US$5 million ($7.2 million) from First Majestic in connection with the Silver Stream. The parties entered into an amending agreement to the Silver Purchase Agreement on March 13, 2025 (“Amending Agreement”) to amend the terms of the final payment due from First Majestic under the Silver Purchase Agreement (the “Tranche 3 Payment”). Under the Amending Agreement, the Tranche 3 payment would be made earlier than originally scheduled and would consist of US$5 million in cash, with no requirement for the completion of the environmental assessment.

As consideration for amending the terms of the Tranche 3 payment, the Company has amended the terms of the common share purchase warrants (the “Warrants”) that were issued to First Majestic on July 2, 2020 under the terms of the Silver Purchase Agreement. The 32,050,228 Warrants that were issued to First Majestic had an exercise price of $0.374 per Warrant and were set to expire on July 2, 2025. The Company revised the exercise price of the Warrants to $0.20 and extended the expiry date of the Warrants to March 31, 2028. As a result, the fair value of the Warrants, amounting to $1.3 million, was recognized in the statements of changes in equity, with the fair value determined using Black-Scholes option pricing model. All other terms of the Warrants remained unchanged. On December 16, 2025, the Company received total proceeds of approximately $6.4 million from First Majestic’s exercise of 32,050,228 Warrants.

b) Silver Stream Derivative Liability Fair Value

The Company has determined that the Silver Stream is a standalone derivative measured at FVTPL. The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation, with the following key input assumptions: 1) Observable assumptions including implied volatility of COMEX silver, COMEX silver future curve, silver spot price, USD risk-free rate, USD/CAD foreign exchange rates, and share price of the Company, and 2) Unobservable assumptions including the timing of commencement of production (2030 based on the updated prefeasibility study), estimated annual silver production volumes (averaging 1.47 million payable ounces a year over the life of mine based on the updated prefeasibility study), the Company’s credit spread, and payable silver quantities.

The fair value of the Silver Stream derivative liability is classified within Level 3 of the fair value hierarchy because certain significant inputs are unobservable. The fair value is determined by a third party valuation expert using an independent Monte Carlo model reviewed quarterly by management. Unobservable inputs are updated based on recent comparable market data.

The estimated fair value is sensitive to changes in key assumptions, particularly silver spot prices, silver forward prices, foreign exchange rates, volatility assumptions, the Company’s credit spread and payable silver quantities, and a change in any of these assumptions could result in a material change in the estimated fair value. Based on the valuation as at December 31, 2025, a 10% increase (decrease) in silver prices would result in an increase (decrease) in the fair value of the Silver Stream derivative liability of approximately $10.4 million. A 5% increase (decrease) in volatility would result in an increase (decrease) of approximately $0.7 million. A 10% increase (decrease) in estimated production volumes would result in an increase (decrease) of approximately $10.1 million. A 50 basis point increase (decrease) in the Company’s credit spread would result in a decrease (increase) of approximately $3.9 million. These sensitivities are based on a change in one assumption while holding all other assumptions constant. In practice, changes in one or more assumptions may be correlated.

Key Valuation Inputs	December 31, 2025	December 31, 2024
Volatility of COMEX Silver	0.8152	0.3358	143%
Silver spot price	71.6633	31.1595	130%
Silver price forward curve	104.7020	45.4296	130%
USD /CAD foreign exchange rate	1.3706	1.4389	(5)%

The fair value of the Silver Stream derivative liability is valued using a Monte-Carlo simulation, with gains or losses recorded in the statement of net loss and comprehensive loss. As at December 31, 2025, the fair value of the Silver Stream derivative liability is US$78,258,000 ($107,260,000). The fair value of the Silver Stream derivative liability as at December 31, 2024 was US$23,917,000 ($34,414,000).

19

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

9. SILVER STREAM DERIVATIVE LIABILITY (continued)

	December 31, 2025	December 31, 2024
Balance, beginning of the period	$(34,414)	$(34,295)
Portion of payment received allocated to Silver Stream	(5,867)	-
Change in fair value	(66,979)	(119)
Balance, end of the period	$(107,260)	$(34,414)

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2025	December 31, 2024
Accounts payable	$3,662	$4,739
Accrued liabilities	10,140	2,423
Total	$13,802	$7,162

During the year ended December 31, 2025, the Company recognized a liability of $5 million related to an obligation to the royalty holders of the Duquesne NSR. This amount reflects management’s current estimate of the consideration that may be required to settle or repurchase the royalty interest, based on ongoing discussions with the royalty holders.

11. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	June 23, 2023	June 14, 2024	August 05, 2025	Total
Balance, December 31, 2023	$1,225	$-	$-	$1,225
Liability incurred for flow-through share	-	1,799	-	1,799
Settlement of flow-through share premium liability upon incurring eligible expenditures	(1,225)	(822)	-	(2,047)
Balance, December 31, 2024	$-	$977	$-	$977
Liability incurred for flow-through share issued August 5, 2025	-	-	1,745	1,745
Settlement of flow-through share premium liability upon incurring eligible expenditures	-	(977)	(465)	(1,442)
Balance, December 31, 2025	$-	$-	$1,280	$1,280

As at December 31, 2025, the Company had of unspent flow-through expenditure commitments of $5,631,000 (December 31, 2024 – $4,197,000), which are required to be spent by December 31, 2026.

20

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

12. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares as at December 31, 2025: 1,343,755,162 (December 31, 2024 - 1,079,863,747).

Preferred shares as at December 31, 2025: nil (December 31, 2024 - nil).

During the year ended December 31, 2025, the Company issued an aggregate of 263,891,415 (December 31, 2024 - 107,864,832) common shares through various transactions. These included the issuance of 66,670,000 (December 31, 2024 - nil) shares pursuant to a public offering and 128,350,000 (December 31, 2024 - 103,582,297) shares through a private placement. In addition, the Company issued 8,012,500 (December 31, 2024 - nil) common shares on the exercise of stock options, 53,808,847 (December 31, 2024 - nil) common shares on the exercise of warrants, 3,511,533 (December 31, 2024 - 223,334) common shares upon settlement of restricted share units, and 758,000 common shares upon settlement of performance share units. A further 1,962,535 (December 31, 2024 - 4,059,201) shares were issued in connection with project acquisitions and 818,000 (December 31, 2024 - nil) shares for marketing services. As a result, the Company had 1,343,755,162 (December 31, 2024 - 1,079,863,747) common shares issued and outstanding as at December 31, 2025.

Public Offering Financing

On July 22, 2025, the Company completed a public offering of 66,670,000 units at $0.18 per unit for gross proceeds of $12,000,600 (the “Public Offering”). Each unit consists of one common share and one-half warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.27 per share until July 22, 2028. Proceeds were allocated using the relative fair value method and as a result, $9,753,000 was allocated to share capital and $1,495,000 to warrant reserve. The fair value of the warrants was determined based on the Black-Scholes option pricing model, using the following inputs: exercise price $0.27 per share, expected life of 3 years, risk-free rate of 2.79% per annum, and volatility rate of 58.52%. In connection with the Public Offering, the Company paid a total share issuance cost of $753,000.

Non-Brokered Private Placement Financings

On June 14, 2024, the Company completed a non-brokered private placement raising aggregate gross proceeds of $6,950,000 which consisted of 31,212,121 common shares that qualify as “flow-through shares” (the “FT Share”) for the purposes of the ITA at a price of $0.165 per FT Share, and 10,000,000 common shares that qualify as “flowthrough shares” for the purposes of the ITA and the Taxation Act (Quebec) (the “Quebec FT Shares”) at a price of $0.18 per Quebec FT Share. An amount of $4,741,000 ($5,152,000 net of issuance costs of $411,000) was recorded in share capital, and $1,798,000, representing the implied premium, was recorded as a flow-through share premium liability (Note 11).

21

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

12. SHARE CAPITAL (continued)

On October 10, 2024, the Company closed a non-brokered private placement raising aggregate gross proceeds of $7,353,000 (the “October Offering”) which consisted of 54,463,706 units of the Company (the “October Units”) at a price of $0.135 per October Unit. In connection with the October Offering, the Company paid issuance costs of $149,000 in cash. Each October Unit consists of one common share of the Company and one-half of one common share purchase warrant (the “October Warrant”). Each October Warrant entitles the holder to acquire one common share of the Company (the “Warrant Share”) at an exercise price of $0.20 per Warrant Share at any time prior to the date which is 36 months following the closing date of the October Offering. The October Warrants were valued at $813,000 ($830,000 net of issuance costs of $17,000) of using the relative fair value method. The fair value of warrants was determined using Black-Scholes option pricing model, which takes into account of the following assumptions: Exercise price $0.20 per share; time to expiration – 3 years; risk-free rate at 3.11% per annum and volatility rate at 53.66%.

On August 5, 2025, the Company completed non-brokered private placements for a total gross proceeds of $24,437,000 (the “August Offering”). Pursuant to the August Offering, the Company issued 95,000,000 units (the “Units”) at $0.18 per unit for gross proceeds of $17,100,000 and 33,350,000 flow-through units (the “FT Units”) at $0.22 per FT Unit for gross proceeds of $7,337,000. Each unit consists of one common share and one-half share purchase warrant. Each FT Unit consists of one FT Share (a “FT Share”) and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.27 per share until August 2028. Each FT Share will qualify as a “flow-through share” for the purposes of the Income Tax Act (Canada) (the “ITA”). Total proceeds of $19,164,000 was allocated to share capital, $2,754,000 was allocated to warrant reserve and $1,668,000 was allocated to flow-through premium liability. The following inputs were used in valuing the warrants: exercise price $0.27 per share, expected life of 3 years, risk-free rate of 2.69% per annum, and volatility rate of 58.46%. In connection with the August Offering, the Company paid a total share issuance cost of $851,000.

Bought Deal Financing

On September 26, 2024, the Company completed a bought deal public offering (the “September Offering”). Pursuant to the September Offering, the Company raised aggregate gross proceeds of $8,050,000 which consisted of 59,629,800 units (the “Bought Deal Units”) of the Company at a price of $0.135 per Bought Deal Unit. In connection with the September Offering, the Company incurred issuance costs of $887,000 in cash, including professional fees, underwriters’ commission, and underwriters’ legal fees. Each Bought Deal Unit consisted of one common share and one half of one common share purchase warrant (the “Bought Deal Warrant”), with each full common share purchase Bought Deal Warrant being exercisable to acquire one additional common share of the Company at an exercise price of $0.20 for a period 36 months following the closing date of the September Offering. An amount of $6,330,000 ($7,114,000 net of issuance costs of $784,000) was recorded in share capital. The Bought Deal Warrants were assigned a relative fair value of $833,000 ($936,000 net of allocated share issuance costs of $103,000) using Black-Scholes option pricing model, which takes into account of the following assumptions: Exercise price $0.20 per share; an expected life of 3.0 years; risk-free interest rate of 2.90% per annum; volatility rate at 53.61%, share price assumption of $0.135 and dividend yield of 0%.

22

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

12. SHARE CAPITAL (continued)

c) Warrants

During the year ended December 31, 2025, the Company issued 53,808,807 (December 31, 2024 - nil) common shares pursuant to the exercise of warrants for an aggregate proceeds of $10,906,000 (2024 - $nil).

The movements in warrants during the years ended December 31, 2025 and 2024 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2023	84,639,987	$0.270
Warrants issued	57,046,753	0.200
Balance as at December 31, 2024	141,686,740	$0.242
Warrants issued	97,509,993	0.270
Warrants exercised	(53,808,807)	0.203
Balance as at December 31, 2025	185,387,926	$0.237

The following table summarizes information about warrants outstanding as at December 31, 2025:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.200	80,689,762	$0.200	1.38
$0.270	104,698,164	$0.270	2.40
	185,387,926	$0.237	1.96

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

During the year ended December 31, 2025, the Company issued 8,012,500 (December 31, 2024 - nil) common shares pursuant to the exercise of stock options, for net proceeds of $1,157,000 (2024 - $nil). The weighted average share price at the date of exercise of these stock options was $0.23 per share (2024 - $nil). In connection with the exercises, the Company transferred $583,000 (2024 - $nil) from share-based payment reserve to share capital.

23

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

12. SHARE CAPITAL (continued)

The movements in stock options during the years ended December 31, 2025 and 2024 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2023	45,060,000	$0.280
Options granted	26,907,500	0.118
Options expired	(11,500,000)	0.325
Options forfeited	(2,000,000)	0.169
Balance as at December 31, 2024	58,467,500	$0.200
Options granted	19,800,000	0.147
Options exercised	(8,012,500)	0.144
Options expired	(4,825,000)	0.287
Options forfeited	(700,000)	0.125
Balance as at December 31, 2025	64,730,000	$0.185

The following table summarizes information about the stock options outstanding as at December 31, 2025:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.10 - 0.18	36,695,000	$0.121	3.54	28,145,000	$0.120	3.37
$0.185 - 0.25	12,435,000	$0.191	2.11	12,435,000	$0.191	2.11
$0.26 - 0.50	15,600,000	$0.328	1.24	14,150,000	$0.324	0.87
	64,730,000	$0.184	2.71	54,730,000	$0.189	2.44

During the year ended December 31, 2025, there were 19,800,000 (December 31, 2024 - 26,907,500) stock options granted with an aggregate fair value at the date of grant of $1,462,000 (December 31, 2024 - $1,521,000). As at December 31, 2025, 10,000,000 (December 31, 2024 – 13,247,500) stock options remain unvested with an aggregate grant date fair value of $360,000 (December 31, 2024 - $752,000).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties.

In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods.

24

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

12. SHARE CAPITAL (continued)

For the year ended December 31, 2025, share-based payments expense is comprised of stock options for $1,214,000, restricted share units (“RSUs”) for $773,000, deferred share units (“DSUs”) for $49,000, and performance share units (“PSUs”) for $519,000, net with PSU assessment of $180,000, which are classified within the financial statements as follows:

	For the years ended December 31,
Statements of Net Loss:	2025	2024
General and administration	$1,084	$936
Exploration and evaluation	32	17
Investor relations and marketing communications	193	254
Corporate development and due diligence	391	412
Subtotal	$1,701	$1,619
Statements of Financial Position:
Mineral Properties	855	697
Total	$2,556	$2,316

The grant date fair value of the stock options granted in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the years ended December 31,
	2025	2024
Risk-free interest rate	2.80%	3.50%
Share price at grant date (in dollars)	$0.15	$0.12
Exercise price (in dollars)	$0.15	$0.12
Expected life (years)	5.00 years	5.00 years
Expected volatility (1)	57.70%	57.20%
Forfeiture rate (2)	3.50%	7.50%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.
(2)	The computation of the forfeiture rate was based on management’s estimate of expected forfeitures over the vesting period, using historical forfeiture experience and expected employee turnover.

e) Restricted Share Units

During the year ended December 31, 2025, the Company granted 7,756,956 (December 31, 2024 - 8,422,115) RSUs under its share-based compensation plan to the Company’s executive officers and management as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

During the year ended December 31, 2025, the Company issued 3,511,533 (December 31, 2024 – 1,094,168) common shares pursuant to the exercise of RSUs for an aggregate settlement value of $433,000 (2024 - $274,000).

25

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

12. SHARE CAPITAL (continued)

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

The following table summarizes the changes in RSU’s for the years ended December 31, 2025 and 2024:

	Number	Weighted average fair value
Balance as at December 31, 2023	3,613,715	$0.200
RSUs granted	8,422,115	0.106
RSUs settled	(1,094,168)	0.251
RSUs forfeited	(1,261,213)	0.182
Balance as at December 31, 2024	9,680,449	$0.115
RSUs granted	7,756,956	0.108
RSUs settled	(3,511,533)	0.123
Balance as at December 31, 2025	13,925,872	$0.112

f) Deferred Share Units

During the year ended December 31, 2025, the Company granted 400,000 (December 31, 2024 - 400,000) DSUs under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

	Number	Weighted average fair value
Balance as at December 31, 2023	1,109,000	$0.250
DSUs granted	400,000	0.106
Balance as at December 31, 2024	1,509,000	$0.212
DSUs granted	400,000	0.125
Balance as at December 31, 2025	1,909,000	$0.192

g) Performance Share Units

During year ended December 31, 2025, the Company granted 3,600,000 (December 31, 2024 - 5,650,000) PSUs under the Plan to certain executives as part of the Company’s LTIP. The amount of shares ultimately to be issued will vary from a factor of 0 to 2 based on the number of PSUs granted, depending on the Company’s share performance as compared to the share performance of a selected group of peer companies.

The estimated value of the PSUs is determined at the grant date using a Monte Carlo simulation model. The model is based on several assumptions, including the grant date share price of the Company’s common shares, share price volatility of the Company’s stock, the volatility of the selected group of peer companies, the correlation of returns between the peer group and the Company, the risk-free interest rate over the term of the awards, the expected term to vesting, and the dividend yield. These assumptions are used in estimating the grant date fair value of the PSUs, which are subject to market-based performance conditions.

26

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

12. SHARE CAPITAL (continued)

During the year ended December 31, 2025, the Company issued 758,000 (December 31, 2024 - Nil) common shares pursuant to the settlement of PSUs for an aggregate value of $180,000 (December 31, 2024 - $Nil).

The following table summarizes the changes in PSUs for the years ended December 31, 2025 and 2024:

	Number	Weighted average fair value
Balance as at December 31, 2023	6,813,000	$0.230
PSUs granted	5,650,000	0.092
PSUs forfeited	(1,997,000)	0.225
Balance as at December 31, 2024	10,466,000	$0.157
PSUs granted	3,600,000	0.131
PSUs settled	(758,000)	0.238
PSUs forfeited	(758,000)	0.238
Balance as at December 31, 2025	12,550,000	$0.142

13. OPERATING EXPENSES

Operating expenses by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the year ended December 31, 2025
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$248	$468	$39	$4	$759
Consultants(1)	459	32	38	9	538
Depreciation (non-cash)	135	314	-	-	449
Directors’ fees	323	-	-	-	323
Marketing and conferences	3	2	894	12	911
Professional fees	945	4	-	-	949
Salaries	1,698	244	761	579	3,282
Share-based payments (non-cash) (Note 12)	1,048	33	174	339	1,594
Transfer agent and filing fees	187	-	45	-	232
Travel and accommodation	57	45	66	63	231
Operating expenses total	$5,103	$1,142	$2,017	$1,006	$9,268
Impairment of non-current asset (non-cash) (Note 4)	-	-	-	-	6,426
Loss from operational activities	-	-	-	-	$15,694

(1)

During the year ended December 31, 2025, the Company issued 818,000 common shares with a fair value of $115,000 to an arms-length party for marketing services with a term of 36 months. $38,173 was recognized as consulting fees for the current period.

27

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

13. OPERATING EXPENSES (continued)

	For the year ended December 31, 2024
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$237	$253	$13	$7	$510
Consultants	351	25	-	114	490
Depreciation (non-cash)	156	330	-	-	486
Directors’ fees	305	-	-	-	305
Marketing and conferences	7	15	820	4	846
Professional fees	441	-	-	-	441
Salaries	2,029	146	381	198	2,754
Share-based payments (non-cash) (Note 12)	936	17	254	412	1,619
Transfer agent and filing fees	174	-	16	-	190
Travel and accommodation	37	8	56	48	149
Operating expenses total	$4,673	$794	$1,540	$783	$7,790
Impairment of non-current asset (non-cash)	-	11,955	-	-	11,955
Loss from operational activities	$4,673	$12,749	$1,540	$783	$19,745

14. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its Canadian mineral properties. All of the Company’s non-current assets as at December 31, 2025 and 2024 are located in Canada.

15. INCOME TAXES

	Year ended December 31, 2025	Year ended December 31, 2024
Net loss before income tax	$79,361	$17,361
Combined Canadian statutory income tax rate	27.00%	27.00%
Income tax recovery computed at statutory income tax rate	21,428	4,687
Tax effect of:
Permanent differences and other	(568)	(2,006)
Impact of Investment in Big Ridge Gold Corp.	-	(3,188)
Impact of Cameron Gold held for sale	(2,980)	-
Impact of disposal of subsidiaries	1,205	-
Flow-though eligible expenditures	(1,917)	(1,400)
Share issue costs	433	151
Difference in tax rates in other provinces	(350)	(2)
Flow-through share premium liability	1,442	2,047
Changes in unrecognized deferred tax assets	(17,251)	1,758

Income tax recovery	$1,442	$2,047

Deferred tax assets and liabilities are offset if they relate to the same taxable entity and the same taxation authority.

28

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

15. INCOME TAXES (continued)

Recognized deferred income tax assets (liabilities) are arising from:

	December 31, 2025	December 31, 2024
Non-capital loss carryforwards	$5,662	$6,934
Mineral properties	(16,628)	(11,374)
Other	(78)	(125)
Silver stream derivative liability	11,044	4,565
Total	$-	$-

Deferred tax assets have not been recognized in respect of the following temporary differences:

	December 31, 2025	December 31, 2024
Non-capital loss carryforwards	$88,600	$62,746
Investment in PC Gold	14,476	14,473
Silver Stream derivative liability	41,245	-
Investment tax credits	3,636	5,236
Other	3,985	25,594
Undeducted financing costs	2,924	886
Property and equipment	2,066	2,584
Mineral properties	6,898	478
Capital loss carryforwards	50,530	41,861
Total	$214,360	$153,858

As at December 31, 2025, the Company and its subsidiaries had unrecognized Canadian non-capital loss carryforwards of approximately $109,960,000 (December 31, 2024 - $88,904,000) which expire between the years 2026 and 2045, unrecognized Canadian capital loss carryforwards of approximately $47,907,000 (December 31, 2024- $41,861,000) which can be carried forward indefinitely, unrecognized Canadian investment tax credits of approximately $3,636,000 (December 31, 2024 - $5,236,000) which expire between the years 2026 and 2044.

29

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

16. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, as well as the Company’s Directors and Officers.

Key management of the Company consists of the Company’s Directors, Officers, and Vice Presidents. The compensation paid or payable to key management for services during the years ended December 31, 2025 and 2024 is as follows:

	Years ended December 31,
Service or Item	2025	2024
Directors’ fees	$323	$305
Salaries and consultants’ fees	4,232	1,715
Share-based payments (non-cash)	1,838	1,708
Total	$6,393	$3,728

17. SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2025, the significant non-cash investing and financing transactions were as follows:

•	462,535 common shares issued with a value of $100,000 in connection with option agreement for acquisition of the Vixen properties;
•	500,000 common shares issued with a value of $148,000 for the Pelangio amended earn-in agreement for acquisition of the Birch Lake properties; and
•	818,000 common shares issued with the value of $115,000 to an arms-length party for market services over a term of 36 months.
•	1,000,000 common shares issued with a value of $136,000 for the R&S Legacy amended option agreement related to the Springpole property.

During the year ended December 31, 2024, the significant non-cash investing and financing transactions were as follows:

•	641,026 common shares issued with a value of $75,000 on the date of issuance for the acquisition of the Swain Post property;
•	978,130 common shares issued with a value of $155,000 for the amended earn-in agreement of Whitefish’s Swain Lake project;
•	1,290,045 common shares issued with a value of $175,000 in connection with option agreement for acquisition of the Vixen properties; and
•	250,000 common shares issued with a value of $33,750 for the Pelangio amended earn-in agreement for acquisition of the Birch Lake properties.

18. FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

30

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

18. FAIR VALUE (continued)

•	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•

Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, prepaid expenses and other receivables, and accounts payable, accrued and other liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

The carrying value of marketable securities was based on the quoted market prices of the shares as at December 31, 2025 and was therefore considered to be Level 1.

As at December 31, 2025, the Company’s option liability relating to PC Gold Inc. is classified as a financial liability at FVTPL. The fair value of the option liability was estimated using a fair value less costs of disposal benchmark implied by the February 2026 BellaVista transaction (Note 20). The measurement is classified as Level 3 in the fair value hierarchy as it incorporates significant unobservable inputs, including assumptions related to probability-weighted performance rights and other contingent terms.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. Changes in key valuation assumptions, including commodity prices and discount rates, could result in significant fluctuations in the fair value of the liability. The loss on the Silver Stream derivative was due to 143% increase in volatility in the underlying precious metal, a 130% increase in the forward curve of the silver price, and a 130% increase in the silver spot price as at December 31, 2025, compared to December 31, 2024.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	December 31, 2025				December 31, 2024
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Marketable securities (Note 5)	$2,006	$2,006	$-	$-	$2,388	$2,388	$-	$-
Financial liabilities:
Silver Stream derivative liability (Note 9)	$107,260	$-	$-	$107,260	$34,414	$-	$-	$34,414
Option - PC Gold (Note 8)	$4,692	$-	$-	$4,692	$3,974	$-	$-	$3,974

31

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

19. FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

a) Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities, which are comprised of marketable securities and mineral property investments, in other mineral property exploration companies.

If the fair value of our investments in equity instruments designated as FVTOCI had been 10% higher or lower as at December 31, 2025, other comprehensive income (loss) for the year ended December 31, 2025 would have decreased or increased, respectively, by approximately $201,000 (2024 - $239,000), as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to financial risk related to fluctuation of foreign exchange rates. The sensitivity of the Company’s net loss due to changes in the exchange rate between the US dollar against the Canadian dollar is included in the table below in Canadian dollar equivalents. As at December 31, 2025, the Company held USD denominated cash and cash equivalents of $10,201,000 (December 31, 2024 - $2,728,000). The Company has not hedged its exposure to currency fluctuations.

	Years ended December 31,
	2025	2024
Cash, cash equivalents	$10,201	$2,728
Net exposure	$10,201	$2,728
Effect of +/- 10% change in currency	$1,020	$273

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rate. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by seeking to optimize the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

32

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

19. FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Silver Stream derivative liability. The Company’s net loss would have increased or decreased by approximately $10.4 million if the commodity price had been 10% higher or lower as at December 31, 2025.

b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies.

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company’s policy is to try to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

The Company’s operations to date have been financed by the issuance of common shares, sale of investments, assets, and royalties and the exercise of stock options. The Company expects to fund continuing and future operations through a combination of additional financing, the realization of value from its investments and other assets, and prudent management of expenditures.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2025 based on the undiscounted contractual cash flows. The Company’s Silver Stream derivative liability is also a financial liability; however, as settlement is not expected within the next five years, it has not been included in the table below.

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years
Accounts payable and accrued liabilities	$13,802	$13,802	$13,802	$-	$-
Accounts payable and accrued liabilities AHFS	373	373	373	-	-
Other liabilities	200	200	200	-	-
Lease liability	175	195	92	103	-
Total	$14,550	$14,570	$14,467	$103	$-

As at December 31, 2025, the Company held cash and cash equivalents of $43,346,000 (December 31, 2024 - $11,351,000).

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FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

19. FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

d) Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. In the management of capital, the Company includes the components of shareholders’ equity. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

20. SUBSEQUENT EVENTS

a)	Subsequent to December 31, 2025, the Company granted the following incentive grants:

Stock Options

The Company granted 7,180,000 stock options to Directors, Officers, employees and consultants of the Company under the terms of its share-based compensation plan. The stock options have a weighted average exercise price of $0.58 per share and are exercisable for a period of five years from grant date.

RSUs

The Company granted 1,262,500 RSUs to Officers of the Company under the terms of its share-based compensation plan. The awards have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

PSUs

The Company granted 1,050,000 PSUs to Officers of the Company under the terms of its share-based compensation plan. The awards vest over a three-year period and will be settled in equity upon vesting. The amount of shares ultimately to be issued will vary and it is dependent on the Company’s share performance as compared to the share performance of a selected group of peer companies.

DSUs

The Company grants 90,000 DSUs to a Director of the Company under the terms of its share-based compensation plan. The awards have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

b)	Subsequent to December 31, 2025, the Company issued 6,410,000 common shares pursuant to the exercise of stock options for proceeds of $2,250,900.

Subsequent to December 31, 2025, the Company issued 20,291,020 common shares pursuant to the exercise of warrants for proceeds of $4,319,000.

Subsequent to December 31, 2025, the Company issued 1,965,050 common shares pursuant to the settlement of RSUs.

Subsequent to December 31, 2025, the Company issued 1,000,000 common shares pursuant to the settlement of PSUs.

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FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

20. SUBSEQUENT EVENTS (continued)

c)

On February 3, 2026, the Company announced that its joint-venture partner at First Mining’s Pickle Crow Gold Project, FireFly has agreed to sell its 70% interest in PC Gold Inc. (“PC Gold”), the entity that holds the Project, to Bellavista, for 60 million Bellavista shares valued at A$45 million (Australian dollars) based on the concurrent financing price to be distributed to FireFly shareholders and A$37.5 million in Bellavista performance rights (the “Transaction”). The Transaction is expected to close in Q2 2026 and Bellavista has indicated its intention, in accordance with the agreement, to exercise the PC Gold buydown right to increase their ownership to 80% of the Project by paying $3 million in cash to First Mining following the closing of the transaction. If exercised, First Mining’s ownership interest in PC Gold would be reduced from 30% to 20%.

d)

On February 5, 2026, First Mining and a private Company that is the owner of ten patented claims that comprise part of the Springpole Project, entered into an amended property purchase agreement (“Amended Agreement”) granting First Mining the right to acquire the ten patented claims for a total of US$3 million in cash and US$6 million in shares following the completion of certain Springpole Project milestones. The private Company is also the owner of a 3.0% net smelter return (“NSR”) royalty on the ten patented claims, and the Amended Agreement provides First Mining the right to re-acquire 0.5% of the NSR royalty for total consideration of US$5.0 million.

e)

On March 10, 2026, the Company announced it had closed the sale of the Cameron Project to Seva Mining Corp. (“Seva”). On closing of the transaction, First Mining received $5,000,000 in cash, a future cash payment of at least C$2,000,000, and 80,000,000 common shares of Seva representing approximately 47.85% of the common shares outstanding.

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